

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

January 14, 2016

Liron Carmel
Chief Executive Officer
Emerald Medical Applications Corp.
7 Imber Street
Petach Tivka, 4951141

Re: Emerald Medical Applications Corp.
Amendment No. 3 to Registration Statement on Form S-1
Filed January 7, 2016
File No. 333-206105

Dear Mr. Carmel:

We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

<u>Executive Compensation, page 84</u>

1. Please revise to provide the information required by Item 402 of Regulation S-K for the fiscal year ended December 31, 2015. For guidance, refer to Question 117.05 of our Regulation S-K Compliance and Disclosure Interpretations.

Please contact Charlie Guidry, Staff Attorney, at 202-551-3621, Jennifer López, Staff Attorney, at 202-551-3792, or me at 202-551-3720 with any other questions.

Sincerely,

/s/ Jennifer López for

Mara L. Ransom
Assistant Director
Office of Consumer Products

cc: Richard Rubin, Esq.